UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________.

Commission file number: 0-26483

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VaxGen, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VaxGen, Inc.
1000 Marina Boulevard, Suite 200
Brisbane, California 94005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of VaxGen, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of VaxGen, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mah & Associates, LLP

San Francisco, California
May 16, 2006

VAXGEN, INC. 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004

ASSETS:
Investments, at fair value:
Mutual funds	$6,317,261	$3,739,379
Company stock	988,847	2,133,449
Participant loans	136,185	84,307

Total Investments	7,442,293	5,957,135

Contribution Receivable:
Participant	96,004	—
Employer	208,435	301,722

Other receivable	—	625

Cash	4,464	5,106

Total assets	$7,751,196	$6,264,588

LIABILITIES:
Other Payable	$4,464	$1,395

Net assets available for benefits	$7,746,732	$6,263,193

The accompanying notes are an integral part of these financial statements.

VAXGEN, INC. 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Interest income	$46,132

Cash Contributions:
Participant	1,861,572
Employer Match	829,033
Rollover	151,685

Total cash contributions	2,842,290

Total additions	2,888,422

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Net depreciation in fair value of investments	654,975
Distributions to participants	747,786
Fees	2,122

Total deductions	1,404,883

Net increase	1,483,539

Net assets available for benefits:
Beginning of year	6,263,193

End of year	$7,746,732

The accompanying notes are an integral part of these financial statements.

VAXGEN, INC. 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF THE PLAN

General

The following description of the VaxGen, Inc. 401(k) Retirement Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan with a 401(k) feature and was established, effective January 1, 1997, by VaxGen, Inc. (“VaxGen” or “the Company”) for the benefit of its eligible employees. Eligible employees (as defined in the Plan document) may participate in the Plan upon completion of one hour of service to the Company and attainment of age 21. Eligible employees may invest pre-tax dollars, which are eligible for matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Trustees

Certain officers of the Company serve as the trustees of the Plan.

Participant Contributions

Participants may contribute up to 100% of their annual compensation (as defined in the Plan document) up to a specified maximum of $14,000 and $13,000 in 2005 and 2004, respectively. Participants may change the amount of contributions (as a percentage reduction of pre-tax eligible compensation) at any time by contacting the Plan Administrator. Participants aged 50 and older are permitted to make an additional catch-up deferral contribution up to $4,000 for the 2005 Plan year. The 2005 total contribution limitation amount is exclusive of any allowed catch-up contributions.

Company Contributions

Participants who make salary deferral contributions receive matching contributions each calendar-year quarter in accordance with the following formula: an amount equal to 100% of each participant’s salary deferral contribution up to 3% of such participant’s compensation (as defined in the Plan document) and 50% of the participant’s salary deferral contribution for the next 2% of such participant’s compensation. VaxGen may make matching contributions in the form of VaxGen common stock or cash.

During 2004, the Company’s registration statement relating to the issuance of stock pursuant to the matching provisions of the Plan became ineffective because the Company did not file periodic financial statements with the Securities and Exchange Commission. Therefore, the Company currently cannot issue new stock. In 2005, the Company determined that, until such time as a new registration statement is declared effective, matching contributions would be made to the Plan in cash.

Vesting

Participants are immediately vested in their salary deferral contributions and matching contributions as well as actual earnings thereon.

Investment Options

Each participant may direct the investment of his or her contributions to any available investment funds of the Plan (or any combination thereof). Participants may change their investment elections among the Plan investment funds on any business day.

Participant Accounts

An account is maintained on behalf of each participant by the recordkeeper. On each business day, each participant’s account is adjusted for any earnings, gains, losses, contributions, withdrawals and loans attributable to such participant in order to obtain a new valuation of each participant’s account.

Participant Loans

Participant loans are permitted under the Plan. Loan balances are maintained separately from the other investment funds. A loan to a participant must be at least $1,000 and cannot exceed the lesser of a) $50,000 or b) 50 percent of the participant’s vested account balance at the time of the loan or c) the participant’s vested account balance less the value of the participant’s employer matching stock account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.75% to 7.00%, which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits

A participant becomes eligible to receive vested benefits upon the earlier of reaching age 59-1/2, disability, death, hardship or termination of service as defined in the Plan. Distributions will be made in the form of a lump-sum payment. Upon death of the participant, the full value of the participant’s account will be distributed to the designated beneficiary or to the participant’s estate if no beneficiary has been named. At December 31, 2005, the assets of the Plan included $3,445 allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid.

As amended by the Economic Growth and Tax Relief Reconciliation Act of 2001, effective March 2005, upon termination of service, the mandatory distribution provision (including rollovers) of $5,000 or less was lowered to $1,000 or less.

Plan Termination

Although it has not expressed any intent to do so, VaxGen has the right under the Plan to amend and terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interests of all Plan members would remain fully (100%) vested and non-forfeitable. No plan assets may revert to VaxGen.

Administration of the Plan

The Company is the plan sponsor, as defined by ERISA. The trustees are the fiduciaries responsible for the general operation and administration of the Plan as well as the management and control of Plan assets. During 2005, the Company’s Board of Directors approved a change in trustees due to the termination of service of one of the former trustees.

Wachovia Bank is the custodian of the Plan assets. Pension Dynamics Corporation provides recordkeeping services with respect to the Plan. The Company pays for the administrative expenses of the Plan.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Investments are stated at fair market value at year-end. Investments in mutual funds are valued at the last quoted price on the last business day of the year, which for the mutual funds represents the net asset values of shares held by the Plan at year-end. Participant loans are valued at their outstanding balance, which approximates fair value. VaxGen common stock is valued at the quoted closing market price on the last business day of the year.

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Risks and Uncertainties

The Plan provides for investment options in various long-term, index and other mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. The Plan also invests in shares of VaxGen common stock, which were contributed to the Plan by the Company as matching contributions. Investment in shares of VaxGen common stock involves risks and uncertainties, as outlined in the Company’s filings with the Securities and Exchange Commission, including in its Current Report on Form 8-K filed on February 16, 2006. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially and adversely affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Financial Investments with Off-Balance Sheet Risk

As of and during the years ended December 31, 2005 and 2004, the Plan held no direct investments in derivatives.

(3) INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31,
	2005		2004

Vanguard Healthcare Fund	$617,180		$245,451
American Capital World Growth & Income R4 Fund	538,597		262,458
Vanguard U.S. Value Fund	423,934		289,196
Vanguard Strategic Equity Fund	626,851		312,510
American Amcap R4 Fund	425,823		343,508
Dodge & Cox Balanced Fund	657,274		479,078
Vanguard 500 Index	907,350		608,460
Vanguard Prime Money Market	1,545,692		941,280
VaxGen, Inc. Common Stock	988,847	*	2,133,449	*

* Nonparticipant-directed investments

During 2005, the Plan’s investments depreciated in value by $654,975. This depreciation included net gains and losses on investments bought, sold and held during the year, as follows:

December 31, 2005

Mutual funds	$324,308
Common stock	(979,283)

$(654,975)

(4) NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2005	2004

Net Assets:
VaxGen, Inc. common stock	$988,847	$2,133,449

Year ended
December 31, 2005

Change in Net Assets:
Net assets available for benefits at beginning of year	$2,133,449
Contributions received	—
Net depreciation	(979,283)
Distributions to participants	(165,319)

Net assets available for benefits at end of year	$988,847

(5) INCOME TAX STATUS

The Company received a favorable determination letter from the Internal Revenue Service dated December 17, 2004, stating that the Plan, as amended and restated, meets the requirements of Section 401(a) of the Internal Revenue Code (“IRC”) and is exempt from federal income taxes under Section 501(a) of the IRC. The Plan was amended in August 2005, subsequent to the receipt of the most recent determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

(6) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements for the year ended December 31, 2005 to Form 5500:

Net assets available for benefits per the financial statements	$7,746,732
Deemed distribution to withdrawing participants at December 31, 2005	(3,445)

Net assets available for benefits per the Form 5500	$7,743,287

(8) SUBSEQUENT EVENTS

Effective January 1, 2006, the Company amended the Plan to exclude certain additional income amounts from eligible compensation, as defined in the Plan. In addition, the Company amended the Plan to exclude temporary employees who do not qualify for any employer-sponsored benefits from the definition of eligible employees. The Company also amended the Plan to permit, at the discretion of the Plan administrator, the distribution of a participant’s matching contribution account in either Company stock or cash, effective January 1, 2006.

The market value of the Company’s common stock, which represents a significant portion of the total Plan assets, declined significantly subsequent to December 31, 2005. As of May 12, 2006, the market value of VaxGen’s common stock declined 61.3% as compared to December 31, 2005, as traded over-the-counter on the Pink Sheets.

VaxGen, Inc. 401(k) Retirement Plan
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
December 31, 2005

EIN: 94-3236309
Plan: #001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	MUTUAL FUNDS:
	American	Amcap R4 Fund	**	$425,823
	American	World Growth & Income R4 Fund	**	538,597
	Gamco	Global Tellcom Fund	**	212,956
	Vanguard	500 Index Fund	**	907,350
	Vanguard	Healthcare Fund	**	617,180
	Vanguard	Short-Term Bond Index Fund	**	182,474
	Vanguard	Strategic Equity Fund	**	626,851
	Vanguard	U.S. Value Fund	**	423,934
	Vanguard	GNMA Fund	**	25,538
	Dodge & Cox	Balanced Fund	**	657,274
	Dodge & Cox	International Stock Fund	**	89,086
	Ariel	Ariel Fund	**	23,403
	North Track	ARCAEX Tech 100 Index A	**	16,108
	Third Ave	Small Cap Value Fund	**	24,995

	MONEY MARKET FUNDS:
	Vanguard	Prime Money Market	**	1,545,692

	COMMON STOCK:
*	VaxGen	Common Stock	727,582	988,847

*	PARTICIPANT LOANS:	4.75% - 7.00%; with various maturities through September 30, 2018	—	136,185

Total Investments				$7,442,293

*	Indicates party-in-interest to the Plan.

**	Cost information is not provided, as all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

VaxGen, Inc. 401(k) Retirement Plan

Date: May 16, 2006	/s/ Piers Whitehead

Piers Whitehead
Vice President, Corporate & Business Development and
Trustee of the VaxGen, Inc. 401(k) Retirement Plan

Date: May 16, 2006	/s/ Erin Elliott

Erin Elliott
Vice President, Human Resources and
Trustee of the VaxGen, Inc. 401(k) Retirement Plan

EXHIBIT INDEX

Number	Exhibit

23	Consent of independent registered public accounting firm